

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

<u>Via E-Mail</u>
Mr. Anson Chan
Chief Financial Officer
OmniVision Technologies, Inc.
4275 Burton Drive
Santa Clara, CA   95054

> **Re: OmniVision Technologies, Inc.**
> **Form 10-K for fiscal year ended April 30, 2013**
> **Filed June 28, 2013**
> **File No. 0-29939**

Dear Mr. Chan:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for fiscal year ended April 30, 2013</u>

<u>Note 9 – Income Taxes, page 97</u>

1.   We note that as of April 30, 2013, you hold a cumulative total of $429.7 million of undistributed earnings in non-U.S. subsidiaries that are intended to be indefinitely reinvested outside the U.S. As we note that your cash and cash equivalents and short-term investments totaled $212.3 million at that date, please tell us the amount of cash and equivalents, as well as, liquid investments held by your foreign subsidiaries at April 30, 2013 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes. Further, discuss the impact of income tax liabilities you would incur if you were to repatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief